Keepers US Inc (The "Company") a Delaware Corporation

Financial Statements

Year Ended December 31, 2022

(Unaudited)

Keepers US Inc

Income Statement

January - December 2022

	TOTAL
Income	**$134.00**
Cost of Goods Sold	
Cost of Goods Sold	**0.00**
Total Cost of Goods Sold	**$0.00**
GROSS PROFIT	**$134.00**
Expenses	**$27,860.82**
NET OPERATING INCOME	**$ -27,726.82**
Other Expenses	**$461.16**
NET OTHER INCOME	**$ -461.16**
NET INCOME	**$ -28,187.98**

Keepers US Inc

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Adv Plus Banking - 5111 - 2	3,576.31
Brex Cash Account - Primary Cash Account (5693) - 1	163,764.00
Total Bank Accounts	**$167,340.31**
Accounts Receivable	
Accounts Receivable (A/R)	4.81
Total Accounts Receivable	**$4.81**
Other Current Assets	
Uncategorized Asset	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$167,345.12**
Fixed Assets	
Accumulated Depreciation	
Abbi's Computer	-28.92
Carleena's Computer	-317.25
Carleena's iPad	-27.53
Jake's Computer	-87.46
Total Accumulated Depreciation	**-461.16**
Fixed Asset Computers	0.00
Abbi's Computer	1,735.19
Carleena's Computer	2,114.76
Carleena's iPad	1,651.97
Fixed Asset Computers	
Original cost	1,679.00
Total Fixed Asset Computers	**1,679.00**
Jake's Computer	2,623.95
Tristons Computer	
Original cost	1,679.99
Total Tristons Computer	**1,679.99**
Total Fixed Asset Computers	**11,484.86**
Total Fixed Assets	**$11,023.70**
TOTAL ASSETS	**$178,368.82**

Keepers US Inc

Balance Sheet

As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	3,500.00
Total Accounts Payable	**$3,500.00**
Credit Cards	
Brex Card Account - 1	-315.69
Total Credit Cards	**$ -315.69**
Total Current Liabilities	**$3,184.31**
Total Liabilities	**$3,184.31**
Equity	
Opening Balance Equity	3,358.99
Partner Contributions	0.00
Carleena Andrepont	13.50
Donald Hayes	100,000.00
Partner Contributions	100,000.00
Total Partner Contributions	**200,013.50**
Retained Earnings	
Net Income	-28,187.98
Total Equity	**$175,184.51**
TOTAL LIABILITIES AND EQUITY	**$178,368.82**

Keepers US Inc

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	**$ -24,542.51**
INVESTING ACTIVITIES	**$ -11,484.86**
FINANCING ACTIVITIES	**$203,372.49**
NET CASH INCREASE FOR PERIOD	**$167,345.12**
CASH AT END OF PERIOD	**$167,345.12**

Keepers US Inc

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-28,187.98
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-4.81
Uncategorized Asset	0.00
Accumulated Depreciation:Abbi's Computer	28.92
Accumulated Depreciation:Carleena's Computer	317.25
Accumulated Depreciation:Carleena's iPad	27.53
Accumulated Depreciation:Jake's Computer	87.46
Accounts Payable (A/P)	3,500.00
Brex Card Account - 1	-315.69
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**3,640.66**
Net cash provided by operating activities	**$ -24,547.32**
INVESTING ACTIVITIES	
Fixed Asset Computers	0.00
Fixed Asset Computers:Abbi's Computer	-1,735.19
Fixed Asset Computers:Carleena's Computer	-2,114.76
Fixed Asset Computers:Carleena's iPad	-1,651.97
Fixed Asset Computers:Fixed Asset Computers:Original cost	-1,679.00
Fixed Asset Computers:Jake's Computer	-2,623.95
Fixed Asset Computers:Tristons Computer:Original cost	-1,679.99
Net cash provided by investing activities	**$ -11,484.86**
FINANCING ACTIVITIES	
Opening Balance Equity	3,358.99
Partner Contributions	0.00
Partner Contributions:Carleena Andrepont	13.50
Partner Contributions:Donald Hayes	100,000.00
Partner Contributions:Partner Contributions	100,000.00
Net cash provided by financing activities	**$203,372.49**
NET CASH INCREASE FOR PERIOD	**$167,340.31**
CASH AT END OF PERIOD	**$167,340.31**

Keepers US Inc

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-28,187.98
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Uncategorized Asset	0.00
Accumulated Depreciation:Abbi's Computer	28.92
Accumulated Depreciation:Carleena's Computer	317.25
Accumulated Depreciation:Carleena's iPad	27.53
Accumulated Depreciation:Jake's Computer	87.46
Accounts Payable (A/P)	3,500.00
Brex Card Account - 1	-315.69
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**3,645.47**
Net cash provided by operating activities	**$ -24,542.51**
INVESTING ACTIVITIES	
Fixed Asset Computers	0.00
Fixed Asset Computers:Abbi's Computer	-1,735.19
Fixed Asset Computers:Carleena's Computer	-2,114.76
Fixed Asset Computers:Carleena's iPad	-1,651.97
Fixed Asset Computers:Fixed Asset Computers:Original cost	-1,679.00
Fixed Asset Computers:Jake's Computer	-2,623.95
Fixed Asset Computers:Tristons Computer:Original cost	-1,679.99
Net cash provided by investing activities	**$ -11,484.86**
FINANCING ACTIVITIES	
Opening Balance Equity	3,358.99
Partner Contributions	0.00
Partner Contributions:Carleena Andrepont	13.50
Partner Contributions:Donald Hayes	100,000.00
Partner Contributions:Partner Contributions	100,000.00
Net cash provided by financing activities	**$203,372.49**
NET CASH INCREASE FOR PERIOD	**$167,345.12**
CASH AT END OF PERIOD	**$167,345.12**

Keepers US Inc
Statement of Changes in Equity
December 31, 2022

Statement of changes in Equity	Year Ended Dec, 2021	Year Ended Dec, 2022
Opening Balance	$0.00	$175,368.82
Net Profits	$0.00	$-28,187.98
Stock Issued	$0.00	$0.00
Preferred Stock Issued	$0.00	$15.00
Ending Balance	**$0.00**	**$147,195.84**

Keepers US Inc
Notes to the Financial Statements
For the fiscal year ended December 31, 2022

1.ORGANIZATION AND PURPOSE

Keepers US Inc. (the "Company") is a corporation organized on June 24, 2022 under the laws of Delaware.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a.**Basis of Accounting:**

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b.**Use of Estimates and Assumptions:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c.**Cash and Cash Equivalents:**

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d.Legal Fees:

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e.Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.